May 19, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Office of Manufacturing and Construction

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Attn: Pamela Long, Assistant Director

Re:	M III Acquisition Corp.
Registration Statement on Form S-1
Filed April 19, 2016, as amended
File No. 333-210817

Dear Ms. Long:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of M III Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. EST on Monday, May 23, 2016, or as soon as thereafter practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, 100 copies of the Preliminary Prospectus dated May 2, 2016 have been distributed to prospective dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities and Exchange Act of 1934, as amended.

[signature page follows]

Very truly yours,

CANTOR FITZGERALD AND CO.

By:	/s/ Shawn Matthews
Name:	Shawn Matthews
Title:	Chief Executive Officer